UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

Warrant Amendment

On July 10, 2023, the Company entered into a warrant amendment with an existing investor pursuant to which the Company and the investor agreed that certain existing warrants to purchase 2,800,000 ADSs of the Company that were previously issued on November 30, 2022 (the “November 2022 Warrants”) and certain existing warrants to purchase 3,437,500 ADSs of the Company that were previously issued on March 30, 2023 (the “March 2023 Warrants,” and together with the November 2022 Warrants, the “Existing Warrants”) would be amended as follows: (i) amend the current exercise price on all Existing Warrants so that it is now equal to £0.35, (ii) extend the termination date on 50% of the November 2022 Warrants and all of the March 2023 Warrants until May 30, 2028 and (iii) amend to the definition of “Black Scholes Value” included in Section 3(e) of the Existing Warrants.

This Current Report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements related to the Company’s compliance with Nasdaq’s continued listing standards. These forward-looking statements are based on current expectations that involve numerous risks, uncertainties and assumptions. Assumptions relating to these forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions, regulatory framework and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that any forward-looking statements will prove to be correct. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of such information should not be regarded as a representation that the objectives and plans of the Company will be achieved.

Exhibit No.	Description
10.1	Form of Warrant Amendment Agreement

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
Name: Martin Thorp
Title: Chief Financial Officer

Date: July 24, 2023

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